SOUTHERN CALIFORNIA EDISON COMPANY AND CONSOLIDATED UTILITY-RELATED SUBSIDIARIES

RATIOS OF EARNINGS TO FIXED CHARGES AND PREFERRED AND PREFERENCE STOCK

(Thousands of Dollars)
                                                                                            9 Months    9 Months    12 Months
                                                        Year Ended December 31,               Ended       Ended       Ended
                                      2002       2003       2004       2005       2006       9/30/06     9/30/07     9/30/07
                                    ---------- ---------- ---------- ---------- ----------   -------     -------     -------
EARNINGS BEFORE INCOME TAXES
  AND FIXED CHARGES:

Income before interest expense (1)  $2,473,121 $1,727,267 $1,767,449 $1,414,472 $1,682,968 $1,381,751 $1,237,179 $1,538,212
Add:
  Rentals (2)                            1,240        638        776      1,313      2,043      1,416      2,547      3,160
  Allocable portion of interest
     on long-term Contracts for
     the purchase of power (3)           1,616      1,568      1,515      1,457      1,393      1,051        999      1,341
  Amortization of previously
     capitalized fixed charges           1,440      1,638      1,405      1,579      1,196        937      1,128      1,387
                                    ---------- ---------- ----------  --------- ---------- ---------- ---------- ----------
Total earnings before income
  taxes and fixed charges (A)       $2,477,417 $1,731,111 $1,771,145 $1,418,821 $1,687,600 $1,385,155 $1,241,853 $1,544,100
                                    ========== ========== ========== ========== ========== ========== ========== ==========

FIXED CHARGES (5):
  Interest and amortization         $  584,442 $  451,792 $  399,169 $  370,650 $  418,572  $ 310,160 $  348,273 $  456,683
  Rentals (2)                            1,240        638        776      1,313      2,043      1,416      2,547      3,160
  Capitalized fixed charges -
     nuclear fuel (4)                    2,466      1,026        839      1,075      2,439      1,769      1,392      2,062
  Allocable portion of interest on
     long-term contracts for
     the purchase of power (3)           1,616      1,568      1,515      1,457      1,393      1,051        999      1,341
  Preferred and preference stock
      dividend requirements -

      pre-tax basis                     29,119     22,262     22,962     37,587     77,251     61,576     54,649     69,642
                                    ---------- ---------- ---------- ---------- ----------- --------- ---------- ----------
Total fixed charges (B)             $  618,883 $  477,286 $  425,261 $  412,082 $  501,698 $  375,972 $  407,860 $  532,888
                                    ========== ========== ========== ========== ========== ========== ========== ==========

RATIO OF EARNINGS TO
  FIXED CHARGES (A) / (B):                4.00       3.63       4.16       3.44       3.36       3.68       3.04       2.90
                                    ========== ========== ========== ========== ========== ========== ========== ==========

(1)  Includes allowance for funds used during construction and accrual of unbilled revenue.
(2)  Rentals include the interest factor relating to certain significant rentals plus one-third of all remaining annual rentals, except for amounts allocated to power purchase contracts that are classified as operating leases.
(3)  Allocable portion of interest included in annual minimum debt service requirement of supplier.
(4)  Includes fixed charges associated with Nuclear Fuel. The amounts for 2002 & 2003 are restated.
(5)  Interest expenses associated with income taxes are reflected as a component of income tax expense and are excluded from the determination of fixed charges.